DUNDEE CORPORATION RENEWS ITS NORMAL COURSE ISSUER BID

FOR IMMEDIATE RELEASE

March 30, 2006 – Dundee Corporation (DBC.SV.A – TSX) today announced that purchases of a maximum of 1,199,925 of its class A subordinate voting shares (“Subordinate Voting Shares”), representing approximately 5% of the 23,998,514 issued and outstanding Subordinate Voting Shares on the date hereof, by means of a normal course issuer bid through the facilities of The Toronto Stock Exchange (“TSX”), will commence on April 1, 2006 and will terminate no later than March 31, 2007. The purchases will be made in accordance with the Policies and rules of the TSX.  The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee Corporation purchased an aggregate of 311,945 Subordinate Voting Shares at an average price of $26.74 per share through the facilities of the TSX under a normal course issuer bid which commenced on April 1, 2005 and will expire March 31, 2006.

Dundee Corporation believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 62 percent owned subsidiary, Dundee Wealth Management Inc., a company with $49 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation's real estate activities are conducted through its 86 percent owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include an approximate 30 percent interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5665

or

Dundee Corporation

Joanne Ferstman

Executive Vice President

& Chief Financial Officer

(416) 365-5010